EXHIBIT 99.06

Clarification of the news report that Chunghwa Telecom mishandled one hundred billion Provident Fund, should feedback every user NT$9,800.

Date of events: 2016/05/05

Contents:

1.Date of occurrence of the event:2016/05/05

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N.A.

5.Name of the reporting media:Liberty Times

6.Content of the report:Chunghwa Telecom mishandled one hundred billion NT dollars Provident Fund, should feedback every user NT$9,800.

7.Cause of occurrence:None

8.Countermeasures:At present, all domestic telecommunications enterprises are privatized enterprises. With respect to the supervision and regulation of the telecommunications industry, telecommunications enterprises shall be regulated and governed by The Telecommunications Act and the relevant regulations.

9.Any other matters that need to be specified:We still need to clarify whether CHT is applicable to the Privately Owned Public Utilities Supervisory Act.